UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

April 1, 2017

MIMECAST LIMITED

CityPoint, One Ropemaker Street, Moorgate

London EC2Y 9AW

United Kingdom

Tel: +44 0207 847 8700

(Address, Including ZIP Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

ELECTION OF DIRECTOR; RESIGNATION OF DIRECTOR

The Board of Directors (the “Board”) of Mimecast Limited, a company organized under the laws of the Bailiwick of Jersey (the “Company”), has elected Aron Ain to serve as a Class I director of the Company for a term that runs from April 1, 2017 until the annual general meeting of shareholders of the Company to be held in 2019, and thereafter until his successor is duly elected and qualified. The Board also appointed Mr. Ain to serve as a member of the Board’s Compensation Committee and the Nominating and Corporate Governance Committee.

Mr. Ain has served as the Chief Executive Officer and a member of the board of directors of Kronos Incorporated (“Kronos”) since 2005. Kronos is a leading global provider of workforce management and human capital management cloud solutions. Mr. Ain joined Kronos in 1979 and held several leadership roles at the company prior to becoming chief executive officer. He serves on the Board of Trustees of Hamilton College, on the Trustee Advisory Board of Beth Israel Deaconess Medical Center, and as Vice Chairman of the Massachusetts High Technology Council. In addition to a bachelor’s degree in economics and government from Hamilton College, Mr. Ain has participated in a series of executive education programs, including the AEA/Stanford Executive Institute at Stanford University.

Mr. Ain was recommended to the Board by the Nominating and Corporate Governance Committee, in accordance with the provisions of its charter. There are no arrangements or understandings between Mr. Ain and any other person pursuant to which he was elected as a director. There are no transactions in which Mr. Ain has an interest requiring disclosure under Item 404(a) of Regulation S-K as promulgated by the Securities and Exchange Commission.

In accordance with the Company’s non-employee director compensation policy (the “Compensation Policy”), Mr. Ain will receive an annual retainer of $50,000 for service as a director and reimbursement for out-of-pocket expenses incurred in connection with attending Board meetings. In addition, in accordance with the Compensation Policy, the Board has granted Mr. Ain a restricted stock unit (“RSU”) award with a value of $200,000. The RSU award, which became effective upon the commencement of Mr. Ain’s term as a director, will vest in annual installments over a three-year period, subject to his continued service as a director. The actual share amount of the RSU award will be determined based on the closing price of the Company’s ordinary shares on the NASDAQ Global Select Market on April 3, 2017, the first regular trading day following the effectiveness of Mr. Ain’s election to the Board. Under the Compensation Policy, Mr. Ain will be required to retain at least 50% of the ordinary shares underlying the RSU award while he remains a member of the Board.

Effective April 1, 2017, Bernard Dallé resigned as a member of the Board. Mr. Dallé informed the Company that his decision to resign from the Board was personal and did not result from a disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

The full text of the press release issued by the Company on April 3, 2017 in connection with Mr. Ain’s election as a director of the Company is filed as Exhibit 99.1 to this Report on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIMECAST LIMITED

Date: April 3, 2017	By:	/s/ Robert P. Nault
Robert P. Nault
Senior Vice President and General Counsel

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release entitled “Mimecast Announces New Board Member Aron Ain,” issued by the Company on April 3, 2017.